                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of July, 2002

                          Intertape Polymer Group Inc.

           110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                 Form 20-F                    Form 40-F   X
                          -------                      ------

                [Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also
          thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes                          No    X
                         --------                    -------

               [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______]

July 22, 2002                                                   NYSE SYMBOL: ITP
                                                                TSE SYMBOL:  ITP



                     INTERTAPE POLYMER GROUP INC. ANNOUNCES
                        JUNE 2002 SECOND QUARTER RESULTS
                            (stated in U.S. dollars)



Montreal, Quebec, Canada - July 22, 2002 - Intertape Polymer Group Inc. (NYSE &
TSE: ITP), today reported its operating results for the second quarter ended June 30, 2002.

Sales for the period were $153.7 million, an increase of 8.7% or $12.4 million from $141.3 million for the second quarter of 2001. For the six-month periods ended June 30, 2002 and June 30, 2001, sales were $300.4 million and $300.1 million respectively. Sales increased by 4.8% or $7 million over the first quarter of 2002. This increase in sales is the result of the combined effects of new products, increases in unit selling prices, and the positive impact of the Company's Regional Distribution Center (RDC) strategy.

Melbourne F. Yull, Intertape Polymer Group's Chairman and Chief Executive Officer stated, "The strength of our overall strategy resulted in a healthy sales increase over last year."

Gross profits and gross margins were $33.9 million and 22.1% for the current period, compared to $26.7 million and 18.9% respectively for the second quarter of 2001. Gross profits and gross margins for the six-month periods were $67.4 million and $65.5 million and 22.4% and 21.8% respectively.

Operating profit for the period was $13.5 million as compared to $6.6 million for the same period in 2001. For the six month period ended June 30, 2002, operating profit was $26.7 million compared to $23.5 million in 2001. Selling, general and administrative expenses remain constant.

Melbourne F. Yull noted, "The sequential volume increase over last quarter combined with ongoing cost reductions have improved our operating profits and margins."

Net income for the three months ended June 2002 increased $7.0 million to $4.3 million from a loss of ($2.7 million) in the same period last year. Net income for the six-month period was $7.1 million, an increase of $5.6 million from $1.5 million in the same period last year.

Basic and diluted EPS for the current quarter were $0.13 compared to a loss of ($0.10) after the effect of the non-recurring charges in 2001 and $0.00 before the effect of these charges last year. For the six-month period, both basic and diluted EPS were $0.22 compared to $0.15 before the effect of the non-recurring charges and $0.05 after this effect.

Andrew M. Archibald, CFO stated, "The Company continues to manage cash effectively. Cash derived from operations was $11.9 million this quarter compared to $5.6 for the second quarter of 2001; and was $21.7 million compared to $18.0 million for the six months ended June 2002 and 2001 respectively. Investing in capital assets has decreased to $3.6 million in 2002 as compared to $5.5 million for the second quarter of 2001; and was $6.5 million compared to $17.7 million for the comparable six-month periods. The proceeds of $47.3 million from the issuance of 5.1 million common shares during the first quarter of 2002 were used to reduce long-term debt by $37.7 million, reduce bank indebtedness by $6.5 million and partially fund the investment in capital assets of $6.5 million." The Company typically increases finished goods inventory towards the end of the second quarter in order to have sufficient product to sell during annual plant vacation shut downs. Consequently, further improvements in working capital should continue through the balance of 2002 thus freeing additional cash to further reduce borrowings or for investments.

The exchange rate at June 30, 2002 was Cdn. $1.5187 = U.S. $1.00.

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company is based in Montreal, Quebec and Sarasota, Florida with twenty-six facilities in North America and one European location.

The reader should note that the Company's forward-looking statements speak only as of the date of this media release or when made and the Company undertakes no duty or obligation to update or revise its forward-looking statements. Although management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The risks, uncertainties and other factors that the Company's stockholders and prospective investors should consider include, but are not limited to, the following: risks associated with pricing, volume and continued strength of markets where the Company's products are sold; delays and disruptions associated with terrorist attacks and reprisals, political instability, heightened security and war in countries of the world that affect the Company's business; the effect of competition on the Company's ability to maintain margins on existing or acquired operations; and other risk factors listed from time to time in the Company's reports (including its Annual Report on Form 40-F) filed with the U.S. Securities and Exchange Commission.


FOR FURTHER INFORMATION CONTACT:         Melbourne F. Yull
                                         Chairman and Chief Executive Officer
                                         Intertape Polymer Group Inc.
                                         Tel: 866-202-4713
                                         E-mail: itp$info@intertapeipg.com
                                         Web: www.intertapepolymer.com


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[GRAPHIC OMITTED]

INTERTAPE POLYMER GROUP INC.
CONSOLIDATED EARNINGS
Periods ended June 30,
(In thousands of US dollars, except per share amounts)

                                                                THREE MONTHS                       SIX MONTHS
------------------------------------------------------------------------------------------------------------------------
                                                                 2002            2001              2002            2001
                                                       ---------------  --------------   ---------------  --------------
                                                                    $               $                 $               $
Sales                                                         153,657         141,265           300,394         300,128
Cost of sales                                                 119,713         114,549           233,034         234,639
                                                       ---------------  --------------   ---------------  --------------
Gross profit                                                   33,944          26,716            67,360          65,489
                                                       ---------------  --------------   ---------------  --------------

Selling, general and administrative expenses                   20,454          20,090            40,753          41,948
Amortization of goodwill                                                        1,797                             3,540
Research and development                                          796           1,198             1,763           2,366
Financial expenses                                              7,872           7,736            16,855          16,172
                                                       ---------------  --------------   ---------------  --------------
                                                               29,122          30,821            59,371          64,026
                                                       ---------------  --------------   ---------------  --------------
Earnings (loss) before income taxes                             4,822          (4,105)            7,989           1,463
Income taxes                                                      534          (1,392)              882
                                                       ---------------  --------------   ---------------  --------------
Net earnings (loss)                                             4,288          (2,713)            7,107           1,463
                                                       ===============  ==============   ===============  ==============

Earnings per share (loss)
          Basic                                                  0.13           (0.10)             0.22            0.05
                                                       ===============  ==============   ===============  ==============

          Diluted                                                0.13           (0.10)             0.22            0.05
                                                       ===============  ==============   ===============  ==============


CONSOLIDATED RETAINED EARNINGS
Periods ended June 30,
(In thousands of US dollars)

                                                                THREE MONTHS                       SIX MONTHS
------------------------------------------------------------------------------------------------------------------------
                                                                 2002            2001              2002            2001
                                                        --------------  --------------   ---------------  --------------
                                                                    $               $                 $               $
Balance, beginning of year                                    107,386         120,985           104,567         116,966
Net earnings (loss)                                             4,288          (2,713)            7,107           1,463
                                                        --------------  --------------   ---------------  --------------
                                                              111,674         118,272           111,674         118,429
                                                        --------------  --------------   ---------------  --------------

Premium on purchase for cancellation of common shares                                                               157
                                                        --------------  --------------   ---------------  --------------
                                                                                                                    157
                                                        --------------  --------------   ---------------  --------------
Balance, end of year                                          111,674         118,272           111,674         118,272
                                                        ==============  ==============   ===============  ==============

================================================================================

[GRAPHIC OMITTED]

INTERTAPE POLYMER GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

--------------------------------------------------------------------------------

                                                                                AS AT             AS AT              AS AT
                                                                              JUNE 30           JUNE 30        DECEMBER 31
                                                                                 2002              2001               2001
                                                                    ------------------ ----------------- ------------------
                                                                                    $                 $                  $
ASSETS
Current assets
   Trade receivables (net of allowance for doubtful accounts of
   $4,804 ($592 in June 2001, $6,670 in December 2001)                         93,104           101,479             86,529
   Other receivables                                                           12,152             9,425             13,654
   Inventories                                                                 76,919            83,333             70,688
   Parts and supplies                                                          12,221            11,369             11,592
   Prepaid expenses                                                             6,154             5,114              9,450
   Future income tax assets                                                     4,025            10,776              4,025
                                                                    ------------------ ----------------- ------------------
                                                                              204,575           221,496            195,938
Capital assets                                                                363,665           373,287            366,567
Other assets                                                                   12,214             9,299             11,680
Goodwill, at amortized cost                                                   229,299           231,651            227,804
                                                                    ------------------ ----------------- ------------------
                                                                              809,753           835,733            801,989
                                                                    ================== ================= ==================

LIABILITIES
Current liabilities
   Bank indebtedness                                                           19,936           121,059             28,046
   Accounts payable and accrued liabilities                                    85,880            86,262             91,507
   Instalments on long-term debt                                               13,429             1,377              8,310
                                                                    ------------------ ----------------- ------------------
                                                                              119,245           208,698            127,863
Long-term debt                                                                311,859           275,865            354,663
Other liabilities                                                               3,785             4,500              3,785
Future income tax liabilities                                                  22,506            37,419             21,588
                                                                    ------------------ ----------------- ------------------
                                                                              457,395           526,482            507,899
                                                                    ------------------ ----------------- ------------------
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants                                     236,822           186,990            189,496
Retained earnings                                                             111,674           118,272            104,567
Accumulated foreign currency translation adjustments                            3,862             3,989                 27
                                                                    ------------------ ----------------- ------------------
                                                                              352,358           309,251            294,090
                                                                    ------------------ ----------------- ------------------
                                                                              809,753           835,733            801,989
                                                                    ================== ================= ==================


================================================================================

[GRAPHIC OMITTED]

INTERTAPE POLYMER GROUP INC.
Consolidated Cash Flows
Periods ended June 30,
(In thousands of US dollars)

                                                           THREE MONTHS                             SIX MONTHS
-------------------------------------------------------------------------------------------------------------------------
                                                             2002           2001                    2002            2001
                                                   ---------------  -------------          --------------  --------------
                                                                $              $                       $               $
OPERATING ACTIVITIES
Net earnings (loss)                                         4,288         (2,713)                  7,107           1,463
Non-cash items
    Depreciation and amortization                           7,046          8,516                  13,664          16,556
    Future income taxes                                       534           (192)                    882
                                                   ---------------  -------------          --------------  --------------

Cash from operations before funding
of changes in non-cash working
capital items                                              11,868          5,611                  21,653          18,019
                                                   ---------------  -------------          --------------  --------------
Changes in non-cash working capital items
    Trade receivables                                        (586)        (4,226)                 (3,113)         (1,638)
    Other receivables                                      (2,309)        (3,634)                    778            (289)
    Inventories                                            (6,481)         1,913                  (5,528)          3,140
    Parts and supplies                                       (218)         3,067                    (533)          1,313
    Prepaid expenses                                        2,270          1,224                   3,321           1,007
    Accounts payable and accrued liabilities               10,123         10,928                  (6,302)          6,499
                                                   ---------------  -------------          --------------  --------------
                                                            2,799          9,272                 (11,377)         10,032
                                                   ---------------  -------------          --------------  --------------
Cash flows from operating activities                       14,667         14,883                  10,276          28,051
                                                   ---------------  -------------          --------------  --------------
INVESTING ACTIVITIES
Capital assets, net of investment tax credits              (3,625)        (5,450)                 (6,467)        (17,736)
Proceed on sale of capital assets                                          8,000                                   8,000
Other assets                                                  243           (750)                 (2,271)         (1,980)
                                                   ---------------  -------------          --------------  --------------
Cash flows from investing activities                       (3,382)         1,800                  (8,738)        (11,716)
                                                   ---------------  -------------          --------------  --------------
FINANCING ACTIVITIES
Net change in bank indebtedness                            (3,658)        (8,819)                 (8,375)         (6,216)
Repayment of long-term debt                                (4,962)        (8,425)                (37,689)         (8,972)
Issue of Common Shares                                        (50)           839                  47,326             853
Common Shares purchased for cancellation                                                                            (923)
                                                   ---------------  -------------          --------------  --------------
Cash flows from financing activities                       (8,670)       (16,405)                  1,262         (15,258)
                                                   ---------------  -------------          --------------  --------------
Net increase in cash position                               2,615            278                   2,800           1,077
Effect of foreign currency translation adjustments         (2,615)          (278)                 (2,800)         (1,077)
                                                   ---------------  -------------          --------------  --------------
Cash position, beginning and end of year                        -              -                       -               -
                                                   ===============  =============          ==============  ==============


================================================================================

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            INTERTAPE POLYMER GROUP INC.



Date: July 24, 2002         By: /s/ Salvatore Vitale
                                ----------------------------------------
                                Salvatore Vitale, Vice President Finance